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                              February 18, 2021

       William N. Johnston
       Chief Financial Officer
       TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
       99 South New York Ave.
       Winter Park, Florida 32789

                                                        Re: TUSCAN GARDENS
SENIOR LIVING COMMUNITIES, INC.
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed January 22,
2021
                                                            File No. 024-10945

       Dear Mr. Johnston:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment to Form 1-A

       General

   1. It appears you commenced your offering on November 25, 2019 and that offering is continuing. Please
provide your analysis of how you are in compliance with the
                                                        requirement that you
update your offering statement on an annual basis as set forth in Rule
                                                        252(f)(iii)(2)(i) of
Regulation A. Also, please clarify whether you have sold securities since the date that was
12 months after the qualification date.
   2. It appears you are attempting to amend certain sections of your offering circular which was qualified on
November 25, 2019. Please file a complete revised offering circular and not merely the amended
sections provided. Also, to the extent you file revised exhibits, please include complete
revised exhibits and not merely the revised sections.
   3. Please clarify if any securities have been sold in the offering in the past twelve months. In that context, clarify
whether the 9,991 Class A non-voting preferred shares issued
 William N. Johnston
TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
February 18, 2021
Page 2
       pursuant to the December 31, 2020 agreement with Tuscan Gardens Intermediate Fund,
       Inc. were issued as part of the Regulation A offering. To the extent securities have been sold, please reduce the amount of your offering to reflect such sales. Refer to Rule
       251(a)(2) of Regulation A for guidance. Also, please provide an updated legal opinion for the issuance of securities in this post-qualification amendment. Incorporation by Reference, page 2

4. Please revise your disclosure in this section to reflect that you may not incorporate by reference incomplete portions of Part II of the Offering Circular and that incorporating
       Part F/S or other information into the financial statements from elsewhere is not permitted. Refer to General Instructions III(a) and III(c) to Form 1-A for guidance.
Exhibits

5. Please provide an updated auditor consent which references the amended offering circular on Form 1-A as filed in 2021, and not merely the original 1-A as of February 24, 2020.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3269 with any questions.



                                                             Sincerely,
FirstName LastNameWilliam N. Johnston
                                           Division of Corporation Finance
Comapany NameTUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
                                           Office of Real Estate & Construction
February 18, 2021 Page 2
cc:       Dr. Laurence J. Pino, Esq
FirstName LastName